April 6, 2020

Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

       Re: VistaGen Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed March 31, 2020
           File No. 333-237514

Dear Mr. Singh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jessica R. Sudweeks, Esq.